Exhibit 99.1

CureVac Accelerates Oncology Strategy with Acquisition of Frame Cancer Therapeutics, Adding Novel Antigen Discovery Platform

•	Acquisition extends CureVac’s capabilities and adds key competencies to further accelerate oncology strategy for new therapies that enable patients’ immune systems to fight cancer

•	Frame’s platform offers potential to develop off-the-shelf and personalized cancer vaccines targeting novel families of neoantigens

TÜBINGEN, Germany/ AMSTERDAM, Netherlands – June 8, 2022 – CureVac N.V. (Nasdaq: CVAC), a global biopharmaceutical company developing a new class of transformative medicines based on messenger ribonucleic acid (“mRNA”), today announced its acquisition of Frame Cancer Therapeutics, a private company focused on advanced genomics and bioinformatics to identify both unique and shared neoantigens across different cancer types.

“The addition of Frame’s technology and talent to CureVac’s oncology research complements our ability to identify and validate promising neoantigens for our mRNA cancer vaccine programs,” said Franz-Werner Haas, Chief Executive Officer of CureVac. “The bioinformatics platform developed by Frame’s researchers has the potential to identify a broad panel of neoantigens that go beyond conventional neoantigens and could strongly increase the likelihood of developing highly effective cancer vaccines. We are excited to join forces with the innovative Frame Cancer Therapeutics team and combine their bioinformatics capabilities with our own mRNA expertise to potentially deliver a new class of cancer vaccines.”

Frame’s FramePro platform identifies structural changes within the cancer genome that give rise to new open reading frames. These new open reading frames result in novel proteins that are absent in healthy tissues and can thereby be recognized as foreign by the immune system. Although these genetic changes are highly specific to individuals, the resulting neoantigenic proteins may be shared among many patients, potentially enabling development of more broadly applicable cancer vaccines.

An additional application of Frame’s technology is the development of personalized cancer vaccines, thereby leveraging the full antigenic potential of a tumor. In December 2021, regulators in the Netherlands approved Frame’s clinical trial protocol to evaluate this approach based on a peptide vaccine in 15 patients with non-small cell lung cancer. CureVac will refocus development of personalized cancer vaccines on an mRNA modality.

“We are very enthusiastic about the great synergies between our content-driven approach in antigen discovery and validation and CureVac’s extensive experience with mRNA vaccine development,” said Ronald Plasterk, Founder and CEO of Frame Cancer Therapeutics. “The resulting vaccines could greatly enhance our ability to activate the human immune system against cancer, both in a personalized and off-the-shelf manner.”

The total consideration for the acquisition of Frame Therapeutics is valued at €32 million. It will be paid in CureVac shares. Following a 50 percent upfront payment, the residual amount will be split across two project milestone driven steps. CureVac will expand the antigen discovery and validation activities at the Amsterdam Science Park.

About CureVac

CureVac is a global biopharmaceutical company in the field of messenger RNA (mRNA) technology, with more than 20 years of expertise in developing, optimizing, and manufacturing this versatile biological molecule for medical purposes. The principle of CureVac’s proprietary technology is the use of optimized mRNA as a data carrier to instruct the human body to produce its own proteins capable of fighting a broad range of diseases. In July 2020, CureVac entered in a collaboration with GSK to jointly develop new products in prophylactic vaccines for infectious diseases based on CureVac’s second-generation mRNA technology. This collaboration was later extended to the development of second-generation COVID-19 vaccine candidates, and modified mRNA vaccine technologies. Based on its proprietary technology, CureVac has built a deep clinical pipeline across the areas of prophylactic vaccines, cancer therapies, antibody therapies, and the treatment of rare diseases. CureVac had its initial public offering on the New York Nasdaq in August 2020. It is headquartered in Tübingen, Germany, and employs more than 900 people at its sites in Tübingen, Frankfurt, and Boston, USA. Further information can be found at www.curevac.com.

About Frame Cancer Therapeutics

Frame Cancer Therapeutics is a privately funded startup company in the Amsterdam Science Park founded in December 2018. Frame Therapeutics’ goal is to develop its proprietary approach for immunotherapy against cancer, which is based on precise analysis of the DNA and RNA of the tumor of a patient and using that information to supply the best vaccine against properties specific for the tumor. The strong anti-tumor immune response elicited by Frame vaccines may contribute to major clinical benefits for patients with diverse forms of cancer.

CureVac Investor Relations Contact

Dr. Sarah Fakih, Vice President Corporate Communications and Investor Relations

CureVac, Tübingen, Germany

T: +49 7071 9883-1298

M: +49 160 90 496949

sarah.fakih@curevac.com

CureVac Media Relations Contact

Bettina Jödicke-Braas, Manager Communications

CureVac, Tübingen, Germany
T +49 7071 9883-1087

bettina.joedicke-braas@curevac.com

Frame Cancer Therapeutics Media Relations Contact

Eva Daems, Operations Manager

Frame Cancer Therapeutics, Amsterdam, the Netherlands

M: +31 6 45 25 94 04

eva.daems@frametherapeutics.com

Forward-Looking Statements CureVac

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of CureVac N.V. and/or its wholly owned subsidiaries CureVac AG, CureVac Real Estate GmbH, CureVac Inc., CureVac Swiss AG, CureVac Corporate Services GmbH and CureVac RNA Printer GmbH (the “company”) regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of the potential efficacy of the company’s vaccine and treatment candidates and the company’s strategies, financing plans, growth opportunities and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” or “expect,” “may,” “will,” “would,” “could,” “potential,” “intend,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the company. However, these forward-looking statements are not a guarantee of the company’s performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, including negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, ability to obtain funding, ability to conduct current and future preclinical studies and clinical trials, the timing, expense and uncertainty of regulatory approval, reliance on third parties and collaboration partners, ability to commercialize products, ability to manufacture any products, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in the company’s industry, the effects of the COVID-19 pandemic on the company’s business and results of operations, ability to manage growth, reliance on key personnel, reliance on intellectual property protection, ability to provide for patient safety, and fluctuations of operating results due to the effect of exchange rates or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please reference the company’s reports and documents filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.

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